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BYLAWS
OF
HARRISON-ROSS FUNERAL HOME INC.
ARTICLE I
SHAREHOLDERS

Section 1. Annual Meeting. An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors from time to time.

Section 2. Special Meetings. Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. Notice. Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all shareholders of record at the address shown on the corporate books, at least 10 days prior to the meeting. Such notice shall be deemed effective when deposited in ordinary U.S. mail, properly addressed, with postage prepaid.

Section 4. Place of Meeting. Shareholdersâ€™ meetings shall be held at the corporation's principal place of business unless otherwise stated in the notice. Shareholders of any class or series may participate in any meeting of shareholders by means of remote communication to the extent the Board of Directors authorizes such participation for such class or series. Participation by means of remote communication shall be subject to such guidelines and procedures as the Board of Directors adopts. Shareholders participating in a shareholders' meeting by means of remote communication shall be deemed present and may vote at such a meeting if the corporation has implemented reasonable measures: (1) to verify that each person participating remotely is a shareholder, and (2) to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrent with such proceedings.

Section 5. Quorum. A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholder meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

Section 6. Informal Action. Any action required to be taken, or which may be taken, at a shareholders meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the shareholders who own all of the shares entitled to vote with respect to the subject matter of the vote.

ARTICLE II
DIRECTORS

Section 1. Number of Directors. The corporation shall be managed by a Board of Directors consisting of 12 director(s).

Section 2. Election and Term of Office. The directors shall be elected at the annual shareholdersâ€™ meeting. Each director shall serve a term of 1 year(s), or until a successor has been elected and qualified.

Section 3. Quorum. A majority of directors shall constitute a quorum.

Section 4. Adverse Interest. In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

Section 5. Regular Meeting. An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

Section 6. Special Meeting. Special meetings may be requested by the President, Vice-President, Secretary, or any two directors by providing five days'